UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to             .

Commission file number 000-15637

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SVB FINANCIAL GROUP 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive

Santa Clara, California 95054-1191

Financial Statements and Supplemental Schedule

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2008 and 2007 and for the

Years ended December 31, 2008 and 2007

with Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2008 and 2007 and for the

Years ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

SVB Financial Group 401(k) and

Employee Stock Ownership Plan

We have audited the financial statements of the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and for the years ended December 31, 2008 and 2007, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 24, 2009

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets:
Investments, at fair value	$114,694,299	$158,823,810
Participant loans	2,836,975	2,732,092

	117,531,274	161,555,902

Receivables:
Employer’s contributions	—	7,708,664
Pending trades due from broker	11,610	—
Accrued income	747	2,852

Total receivables	12,357	7,711,516

Total assets	117,543,631	169,267,418

Liabilities:
Administrative fees	10,379	31,862
Excess contributions payable	1,307	2,813
Pending trades due to broker	—	1,046

Total liabilities	11,686	35,721

Net assets available for benefits	$117,531,945	$169,231,697

See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2008	2007
Additions to net assets attributed to:
Investment (loss) income:
Interest	$210,118	$174,272
Dividends	3,292,550	8,231,845
Net (depreciation) appreciation in the fair value of investments	(61,182,328)	3,423,748

Total investment (loss) income	(57,679,660)	11,829,865

Contributions:
Participant	9,094,980	8,483,987
Employer	4,865,379	12,589,461
Rollover	1,254,608	1,231,811

Total contributions	15,214,967	22,305,259

Deductions from net assets attributed to:
Benefits paid to participants	(9,457,103)	(12,804,523)
Administrative fees and other	(72,238)	(144,991)

Total deductions	(9,529,341)	(12,949,514)

Assets transferred in due to 2008 plan merger	294,282	—

Net (decrease) increase	(51,699,752)	21,185,610

Net assets available for benefits:
Beginning of year	169,231,697	148,046,087

End of year	$117,531,945	$169,231,697

See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of Plan

The following description refers to the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”), as amended from time to time. This description provides only general information. Participants should refer to the Plan document in its entirety for a more complete description of the Plan’s provisions. The Plan document’s terms govern if there are any conflicts with this description.

General

SVB Financial Group is a diversified financial services company, as well as a bank holding company and a financial holding company whose principal subsidiary is Silicon Valley Bank, a California-chartered bank. We are headquartered in Santa Clara, California, and operate through 27 offices in the United States and international operations in China, India, Israel and the United Kingdom. In these notes to financial statements, when we refer to “SVB Financial Group,” the “Company,” “we,” “our,” “us” or use similar words, we mean SVB Financial Group and all of its subsidiaries collectively.

The Plan is a defined contribution plan established on January 1, 1985. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2002, the Silicon Valley Bank Money Purchase Pension Plan (the “MPP”) was frozen and MPP assets were transferred to individual participant account balances in the Plan. Participants continue to vest at 20% per year in their MPP account until fully vested. We no longer make any contributions toward the MPP.

Administration of Plan

We are the administrator of the Plan. Management and administration of the Plan is the responsibility of a committee appointed by us. We appointed Fidelity Management Trust Company (“Fidelity”) to act as trustee and custodian of the Plan and Fidelity Institutional Retirement Services Company to act as recordkeeper of the Plan.

Eligibility

Employees of the Company and its participating affiliates are eligible to become Plan participants on the first day of hire, so long as they meet certain eligibility requirements, including the minimum age of 18 years.

Contributions

Participants may contribute up to 75% of their eligible pre-tax compensation, up to the maximum of the Internal Revenue Service (“IRS”) annual 401(k) contribution limits of $15,500 in 2008 and 2007. Participants who have reached age 50 before the close of the Plan year may also make “catch up” contributions of their eligible pre-tax compensation as provided in IRC Section 414(v). In each of 2008 and 2007, the IRS allowed a maximum “catch up” contribution of $5,000. Upon approval by the Plan administrator, participants may also make rollover contributions of eligible amounts representing distributions from other qualified defined benefit or defined contribution pension plans.

We make matching 401(k) contributions as provided in the Plan. We match up to the first 5% of eligible pre-tax compensation that each participant contributes, which vests immediately. Additionally, the Plan provides for a true up matching contribution to be made at the end of the Plan year to ensure that participants who elected to defer greater than 5% of compensation throughout the Plan year receive the maximum matching contribution. A participant must be employed by us or our participating affiliate on the last business day of the Plan year, have retired during the Plan year, or have terminated employment during the Plan year due to death or disability in order to receive a true up matching contribution. Effective July 1, 2008, the Plan was amended to provide for a 5% automatic enrollment of all newly hired eligible employees.

Discretionary Employee Stock Ownership Plan (“ESOP”) contributions and discretionary profit sharing contributions made by us to the Plan in cash are allocated among the Plan participants based upon each participant’s eligible cash compensation (collectively, “Pay”). Such discretionary contributions, which are based on our performance and the approval of the Compensation Committee of our Board of Directors, may range between 0% to 10% of Pay. The discretionary contributions vest based on participants’ years of vesting service as described below under “Vesting”. We did not make any contributions to the ESOP for the 2008 Plan year. The discretionary contribution for the 2007 Plan year was 7.0% of Pay, or $7,708,664, which was approved in 2007 and paid in cash and deposited into the participants’ profit sharing accounts in February 2008. These contributions were made to eligible participants who were employed as of the end of the Plan year or whose employment terminated during the year by reason of retirement, death or disability.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, our contributions and any investment earnings or losses. Our contributions are based on participant-directed allocations, as provided in the Plan. Certain fees may be charged to participant accounts, as defined in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s Plan account.

Vesting

Contributions made by Plan participants and our 401(k) matching contributions plus actual earnings are immediately vested. Vesting in discretionary ESOP contributions, profit sharing contributions, and in the MPP accounts, is based on participants’ years of vesting service, as defined in the Plan, in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	—%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

In addition, a participant’s Plan account becomes fully vested upon attaining normal retirement age of 62 while employed by us or our participating affiliates, upon termination without cause by us, upon death or disability, or upon a covered termination as defined in the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested Plan accounts are used first to restore any previously forfeited amounts of rehired participants’ accounts and are then used to pay for the Plan’s administrative expenses and to reduce our future contributions to the Plan. Forfeited nonvested accounts totaled $676,629 and $1,041,759 at December 31, 2008 and 2007, respectively. In 2008, our contributions to the Plan were reduced by $821,962 from forfeited nonvested accounts, and administrative expenses totaling $72,238 were paid from the forfeited nonvested accounts. In 2007, our contributions to the Plan were reduced by $396,201 from forfeited nonvested accounts, and administrative expenses totaling $144,991 were paid from the forfeited nonvested accounts.

Investment Options

Participants may direct the investment of their Plan accounts in any of the Plan’s investment options.

Participants may elect to invest in any of the Plan’s investment options in increments of 1% of their total contribution amounts, except that new contributions allocated to the SVB Financial Group Common Stock Fund are limited to 25% of the amount available for each participant to direct. Earnings or losses on these investments are applied to participants’ accounts as of the end of each day. Participants may change their investment elections under the Plan at any time, in accordance with the procedures established by the Plan administrator and Fidelity.

Participant Loans

Participants may borrow from the vested portion of their total account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under this Plan. Loan transactions are treated as transfers between the investment funds and the Participant Loan Account Fund. Loan terms may be up to five years for personal loans or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear fixed interest at a reasonable rate of interest as determined by the Plan administrator, which provides a return commensurate with the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Interest rates for loans outstanding at December 31, 2008 range from 4.25% to 9.50% and mature from February 2, 2009 to December 14, 2023. Principal and interest are generally paid ratably through semi-monthly payroll deductions. If a participant terminates employment with us or our participating affiliate, they may continue to make loan repayments directly to Fidelity as long as they continue to have an account balance.

Payment of Benefits

Upon termination of employment with us or our participating affiliate, or termination of service due to death, disability, retirement, and for payment of benefits as defined in the Plan, a participant may elect to be paid, as provided under the Plan: (i) a lump sum amount equal to the value of the participant’s vested interest in their account, (ii) in annual installments, or (iii) in the form of an annuity. If an account balance is $5,000 or more, participants may leave their assets in the Plan until the participant elects a form of distribution. We roll over participant account balances between $1,000 and $5,000 to Individual Retirement Accounts unless directed otherwise by the terminated participant, in compliance with regulations provided by the Department of Labor. If the account balance is less than $1,000, a distribution payment will be made as a lump sum upon termination.

(2)	Summary of Accounting Policies

The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Financial Statement Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Administrative Expenses

Plan administrative expenses may be paid by us and any such expenses not paid by us are paid by the Plan. For the years ended December 31, 2008 and 2007, all administrative expenses were paid by the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the publicly quoted net asset value of shares held by the Plan at year-end. SVB Financial Group Common Stock is valued based on its quoted market price. Participant loans, money market funds and interest bearing cash are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held during the year.

Payments of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan also holds investments in SVB Financial Group Common Stock and accordingly, Plan participants’ accounts that hold shares of SVB Financial Group Common Stock are exposed to market risk in the event of a significant decline in the value of such stock.

Impact of Adopting SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Plan’s adoption of SFAS No. 157 on January 1, 2009 did not have a material effect on the financial statements of the Plan. Please refer to Note 4 – “Fair Value Measurements” for further details.

(3)	Investments

The following table represents the fair value of investments. Individual investments which exceed 5% of the Plan’s net assets are separately presented for the years ended December 31, 2008 and 2007, respectively.

	2008	2007
Mutual funds:
Fidelity Spartan U.S. Equity Index Fund - Investor Class	$13,956,830	$22,537,492
Fidelity Diversified International Fund	10,980,790	18,928,727
Fidelity Government Income Fund	9,164,471	6,938,992
Fidelity Blue Chip Growth Fund	7,490,904	10,948,448
Fidelity Equity-Income Fund	6,375,526	10,310,634
Other funds individually less than 5% of net assets	31,502,054	42,053,717

Total mutual funds	79,470,575	111,718,010

Common stock:
SVB Financial Group Common Stock	16,179,792	33,301,447

Money market funds:
Fidelity Retirement Money Market Portfolio	18,715,907	13,079,532
Interest bearing cash	328,025	724,821
Participant loans	2,836,975	2,732,092

Total investments	$117,531,274	$161,555,902

For the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $61,182,328 and appreciated in value by $3,423,748, respectively, as summarized below:

	2008	2007
Net (depreciation) appreciation in the fair value of investments:
Mutual funds	$(46,634,489)	$429,846
SVB Financial Group Common Stock	(14,547,839)	2,993,902

Total	$(61,182,328)	$3,423,748

As of December 31, 2008 and 2007, the Plan owned 616,843 shares and 660,743 shares, respectively, of SVB Financial Group Common Stock with a cost basis of $10,556,186 and $11,159,337, respectively, and a fair market value of $16,179,792 and $33,301,447, respectively.

At December 31, 2008 and 2007, the Plan’s investment in the SVB Financial Group Common Stock Fund included the following underlying assets:

	2008	2007
SVB Financial Group Common Stock	$16,179,792	$33,301,447
Interest bearing cash	328,025	724,821
Pending trades due from (to) brokers	11,610	(1,046)
Accrued income	747	2,852

SVB Financial Group Common Stock Fund	$16,520,174	$34,028,074

(4)	Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant who holds the assets or owes the liability rather than an entity-specific measure.

SFAS No. 157 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. The three levels for measuring fair value are based on the reliability of inputs and are as follows:

Level 1:	Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to instruments utilizing Level 1 inputs. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2:	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

Level 3:	Valuations based on unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions.

In accordance with SFAS No. 157, it is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, we use quoted market prices to measure fair value. If market prices are not available, fair value measurement is based upon models that use primarily market-based or independently-sourced market parameters. Substantially all of our financial instruments use Level 1 measurements to determine fair value adjustments recorded to the Plan’s financial statements.

The Plan’s investments are recorded at fair value on a recurring basis. The following fair value hierarchy table presents information about assets that are measured at fair value on a recurring basis as of December 31, 2008, in accordance with SFAS No. 157:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Input (Level 3)	Balance as of December 31, 2008
Mutual funds	$79,470,575	$—	$—	$79,470,575
Common stock	16,179,792	—	—	16,179,792
Money market funds	18,715,907	—	—	18,715,907
Interest bearing cash	328,025	—	—	328,025
Participant loans	—	—	2,836,975	2,836,975

Total	$114,694,299	$—	$2,836,975	$117,531,274

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Beginning balance at January 1, 2008	$2,732,092
Purchases, sales, issuances and settlements, net	104,883

Ending balance at December 31, 2008	$2,836,975

(5)	Related Party Transactions

We are the Plan administrator (as designated under the Plan), and we believe that all SVB Financial Group Common Stock transactions involving the Plan and investments managed by Fidelity, the Plan trustee and custodian (as defined in the Plan), qualify as exempt party-in-interest transactions.

(6)	Plan Merger

In 2006, we acquired a majority ownership in eProsper, an equity ownership data management services company. Effective September 2, 2008, the eProsper Inc. 401(k) Plan was merged into the Plan, resulting in the transfer of $294,282 in net assets into the Plan. All assets were liquidated at fair market value and the cash proceeds were transferred into the Plan as of the effective date of the merger.

(7)	Plan Termination

Although we have not expressed any intent to do so, we have the right to terminate the Plan or discontinue contributions, in accordance with the Plan and consistent with the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their ESOP and MPP accounts.

(8)	Tax Status

The Plan obtained its latest determination letter on November 20, 2002, in which the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the IRC. The Plan has been amended since the effective date of the latest determination letter from the IRS. As part of this process, in January 2009 we made a request for, and are awaiting the issuance of, a new determination letter from the IRS.

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the trust, which is a part of the Plan, is exempt from federal and state franchise tax. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(9)	Concentration of Investments

The Plan’s investment in shares of the SVB Financial Group Common Stock represents approximately 14% and 20% of total Plan assets as of December 31, 2008 and 2007, respectively.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

EIN: 94-2875288, Plan # 001

December 31, 2008

Issuer	Description of investment	Number of Shares	Current Value
	Mutual funds:
* Fidelity	Spartan U.S. Equity Index Fund - Investor Class	437,518	$13,956,830
* Fidelity	Diversified International Fund	510,497	10,980,790
* Fidelity	Government Income Fund	836,938	9,164,471
* Fidelity	Blue Chip Growth Fund	284,717	7,490,904
* Fidelity	Equity-Income Fund	206,528	6,375,526
* Fidelity	Mid-Cap Stock Fund	363,284	5,670,870
* Fidelity	Freedom Income Fund	83,439	797,674
* Fidelity	Freedom 2000 Fund	16,265	163,463
* Fidelity	Freedom 2005 Fund	1,730	14,517
* Fidelity	Freedom 2010 Fund	168,221	1,742,767
* Fidelity	Freedom 2015 Fund	85,305	730,207
* Fidelity	Freedom 2020 Fund	251,983	2,532,425
* Fidelity	Freedom 2025 Fund	243,758	2,006,127
* Fidelity	Freedom 2030 Fund	314,254	3,067,121
* Fidelity	Freedom 2035 Fund	110,588	888,025
* Fidelity	Freedom 2040 Fund	292,019	1,632,388
* Fidelity	Freedom 2045 Fund	9,788	64,404
* Fidelity	Freedom 2050 Fund	7,435	48,029
Wells Fargo	Advantage Small Cap Value Fund - Investor Class	293,055	5,318,939
Franklin	Small-Mid Cap Growth Fund - Class A	87,093	1,767,122
American Century	Small Company Fund - Investor Class	341,264	1,750,683
PIMCO	Low Duration Fund - Administrative Class	132,642	1,249,485
Goldman Sachs	Mid Cap Value Fund - Class A	39,821	878,456
Hotchkis & Wiley	Large Cap Value Fund - Class I	69,948	737,953
Legg Mason Partners	Aggressive Growth Fund - Class A	6,546	441,399

	Total Mutual Funds		79,470,575

	Common stock:
* SVB Financial Group	SVB Financial Group	616,843	16,179,792

	Money market funds:
* Fidelity	Fidelity Retirement Money Market Portfolio	18,715,907	18,715,907
* Fidelity	Interest bearing cash - average interest rate of 2.93%	328,025	328,025

	Participant loans:
* Participant	286 loans with interest ranging from 4.25% to 9.50% and maturity
	dates ranging from February 2, 2009 to December 14, 2023		2,836,975

	Total Investments		$117,531,274

*	Denotes party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

	By:	SVB Financial Group,
as Plan administrator

Date: June 24, 2009	By:	/s/ MICHAEL DESCHENEAUX
	Name:	Michael Descheneaux
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description	Filed Herewith
23.1	Consent of Mohler, Nixon & Williams, independent registered public accounting firm	X